SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

RULE 13d-2(a)

(Amendment No. 3)

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Robert M. Thornton, Jr.

900 Circle 75 Parkway, Suite 1300

Atlanta, Georgia 30339

(770) 933-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP No. 501067102	13D	Page 2 of 5 Pages

1.	Name of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only) Robert M. Thornton, Jr.

2.	Check the Appropriate Box if a Member of a Group* N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 409,184 8. Shared Voting Power 37,540 9. Sole Dispositive Power 409,184 10. Shared Dispositive Power 37,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,724

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person* IN

* See instructions before filling out!

Schedule 13D of Robert M. Thornton, Jr.

Respecting the Securities of SunLink Health Systems, Inc.

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common stock (the “Common Stock”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. This filing amends a Schedule 13D filed April 5, 2001 as amended by Amendment No. 1 filed January 4, 2002 and Amendment No. 2 filed May 20, 2003.

Item 2.	Identity and Background.

This Amendment No. 3 to Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. Mr. Thornton is the Chairman and Chief Executive Officer of the Issuer.

Mr. Thornton has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thornton is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares of the Issuer’s Common Stock held by Mr. Thornton were purchased with Mr. Thornton’s personal funds. All of the Issuer’s Common Stock held by Mr. Thornton was purchased through open market purchases except for 4,400 shares purchased in a private transaction on October 29, 2002, 20,000 shares received upon exercise of Issuer stock options on May 12, 2003, 12,000 shares received upon exercise of Issuer stock options on August 15, 2003, and 37,540 shares received upon exercise of warrants to purchase Issuer shares on January 12, 2004. Additionally, Mr. Thornton holds (i) options exercisable within 60 days to purchase 160,000 shares of the Issuer’s Common Stock at an exercise price per share of $1.50; and (ii) presently exercisable options to purchase 12,000 shares of the Issuer’s Common Stock at an exercise price per share of $1.25.

Item 4.	Purpose of Transaction.

Mr. Thornton’s beneficial ownership of the Issuer’s Common Stock has decreased by greater than one percent due to the increase in the number of shares of Issuer’s Common Stock outstanding as a result of the issuance of Issuer Common Stock to the former HealthMont, Inc. shareholders in accordance with the terms of the merger agreement by and among the Issuer, HealthMont, Inc. and HM Acquisition Corp. (a wholly owned subsidiary of the Issuer), effective October 3, 2003. Additionally, since the last Amendment to Mr. Thornton’s Schedule 13D was filed, additional options to purchase 48,000 shares of the Issuer’s Common Stock have become exercisable or will become exercisable by Mr. Thornton within 60 days.

Except for plans of the Issuer, if any, to which Mr. Thornton may be privy by reason of his status as an officer and director of the Issuer, Mr. Thornton personally has no current plans to engage in, cause or participate with others in, any acquisition or disposition of additional securities of the Issuer, any extraordinary corporate transaction or the sale of a material amount of assets of the Issuer or any of its subsidiaries or any change in the present board of directors or management of the Issuer or any other transaction contemplated by Item 4 of Schedule 13D.

Item 5.	Interest in the Securities of the Issuer.

(a) Mr. Thornton beneficially owns 446,724 shares of the Issuer’s Common Stock (which includes options presently exercisable or exercisable within 60 days to purchase 172,000 shares of the Issuer’s Common Stock). Of those 446,724 shares, 160,584 shares are held by CareVest Capital, L.L.C. (“CareVest”) which Mr. Thornton controls through his ninety percent (90%) ownership of CareVest. Mr. Thornton beneficially owns approximately 6.9% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(b) Mr. Thornton possesses sole voting and dispositive powers with respect to all of the securities of the Issuer beneficially owned by him, except for 37,540 shares of the Issuer’s Common Stock over which Mr. Thornton shares voting and dispositive power with his spouse as such shares are held in a tenants-in-common account.

(c) Mr. Thornton’s beneficial ownership of the Issuer’s Common Stock has decreased by greater than one percent since Amendment No. 2 to his Schedule 13D due to the Issuer’s issuance of Common Stock to former HealthMont shareholders in connection with the Issuer’s acquisition of HealthMont, effective October 3, 2003. Mr. Thornton also acquired 12,000 shares upon exercise of Issuer stock options on August 15, 2003 at an exercise price of $1.25, and 37,540 shares upon the exercise of warrants to purchase Issuer stock at an exercise price of $2.50 on January 12, 2003. Additionally, 48,000 additional compensatory stock options held by Mr. Thornton (exercisable at an exercise price of $1.50 per share with respect to 40,000 of such shares and $1.25 per share with respect to 8,000 of such shares) have become exercisable or will become exercisable within sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for his employment contract, and employee and other stock options referred to in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2004	/s/ Robert M. Thornton, Jr.
Robert M. Thornton, Jr.